REEBONZ HOLDING LIMITED

5 TAMPINES NORTH DRIVE 5

#07-00

SINGAPORE 528548

April 2, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Reebonz Holding Limited
Registration Statement on Form F-1
File No. 333-229839

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on March 27, 2019, in which we, Reebonz Holding Limited, (the “Company”) requested, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the above-referenced registration statement be accelerated to 5:00 p.m., Eastern Time, on Thursday, March 28, 2019, or as soon thereafter as practicable.

We are no longer requesting that such Registration Statement be declared effective at such time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

REEBONZ HOLDING LIMITED

By:	/s/ Samuel Lim
Samuel Lim
President and Chief Executive Officer